FLINT INT’L SERVICES, INC

5732 HWY 7 West, Unit 15

Vaughn, ON L4L 3A2

(877) 439-3001

December 30, 2011

Mr. Reid S. Hooper

Mr. Larry Spirgel

Ms. Sharon Virga

Ms. Ivette Leon

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Flint Int’l Services, Inc.
Registration Statement #1 on Form F-1
File No. 333-174224

Dear Mr. Hooper, Mr. Spirgel, Ms. Virga and Ms. Leon:

Following are responses to your comment letter dated October 21, 2011.

Prospectus Cover, page 1

1)                  Question

We note your response to our comment two in our letter dated June 8, 2011. However, broker-dealer registration applies to officers and directors of small reporting companies. Your disclosure on the cover page is inconsistent with your disclosure on page nine indicating that your sole officer will be relying on the exemption from broker registration contained in Rule 3a4-1. Please revise.

Answer (page 9)

We note your comment and have revised our disclosure in the Plan of Distribution section to reflect the officer's reliance on Section 4(a).

Prospectus Summary, page 2

2)                  Question

We note your response to comment three in our letter dated June 8, 2011; however, your disclosure on the prospectus cover page still references that you will deposit funds in a separate non-interest bearing bank account until the minimum offering amount is not reached. Please revise.

Answer (Prospectus Cover Page)

We note your comment and have amended the prospectus summary.

3)                  Question

We note your response to comment four in our letter dated June 8, 2011; however, the company will not be able to access the proceeds of this offering until $70,000 is raised. Explain how $26,000 is the minimum needed to be raised when the offering is structured with a significantly higher minimum, and clarify how the company intends on raising $26,000 if $70,000 in the offering is not raised.

Answer (page 2)

We note your comment and understand that the company will not be able to access the proceeds of this offering until $70,000 is raised. We answered comment four in your letter dated June 8, 2011, what is the minimum amount needed we need to raise over the next twelve months to continue as a business, under the context of what is the bare minimum needed to keep us in business, irrespective of this registration statement, that would need to be funded. As we are underway with the registration process we need to cover these costs and our analysis actually ties to the $70,000 minimum as we backed out the ‘extra’ expenditures planned, namely, equipment ($18,000) and salaries/commissions ($25,000). If we are not successful with this registration statement we will look for other ways to raise capital through shareholder advances and bank loans. We have added a statement in the Prospectus Summary that "If we are unsuccessful with this registration statement we plan to raise these funds through shareholder advances and bank loans."

Summary Financial Data, page 3

4)                  Question

Please revise the introduction to state the source of the financial information. Please note that the financial statements for 2007 and 2008 have not been provided in the prospectus. Please provide the interim period financial information for June 30, 2010. Please refer to Item 3.A of Form F-20.

Answer (page 3)

We note your comment and have included the source of our information and have included the financial statements for 2007 and 2008 as exhibit 99.1. We have updated the interim financial information to September 30, 2010, added disclosures pursuant to Tem 3.A of Form F-20, and have included it in the prospectus in both the Summary Financial Data.

Risk Factors, page 4

5)                  Question

We note your added risk factor disclosure provided in response to our comment seven in our letter dated June 8, 2011. Please revise to correct that you will not be listing your common shares on a public exchange.

Answer (page 6)

We have changed the reference from being ‘listed on a public exchange’ to ‘being quoted on the OTCBB’.

6)                  Question

We note your added risk factor disclosure provided in response to our comment nine in our letter dated June 8, 2011. Please revise to disclose that you do not intend to provide U.S. holders with the information necessary to make a qualified electing fund election, which if available, would provide some relief from the adverse tax consequences of the PFIC tax rules. We note your disclosure on page 18.

Answer (page 6)

We note your comment and have revised our risk factor accordingly.

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7)                  Question

Please correct your first risk factor on page six to note that your 2010 fiscal audit is dated May 13, 2011.

Answer (page 6)

We have changed the date to May 13, 2011.

Taxation, page 15

8)                  Question

We note your response to comment 28 in our letter date June 8, 2011. Please revise your disclosure on pages 17 and 18 to reflect that your shares will be quoted on the Over-The-Counter Bulletin Board rather than listed. Please also clarify in the section that you will initially attempt to secure a market maker to apply for quotation of your securities on the Bulletin Board.

Answer (Page 17)

We have revised this disclosure to reflect being "quoted" on the Bulletin board and that we will initially attempt to secure a market maker to apply for quotation of our securities on the Bulletin Board.

9)                  Question

Clarify whether councel is opining as to whether the company is a PFIC for the most current tax year. If counsel is unable to opine as to PFIC status because the facts are not known until after the completion of the year, clarify and explain how investors may learn as to whether the company qualifies as a PFIC for a specific tax year.

Answer (page 17)

We have included a sentence stating that our counsel is of the opinion that we do not meet the requirements to be classified as a PFIC.

10)               Question

We note the tax opinion provided by J. Hamilton McMenamy filed as Exhibit 8.1 to the registration statement fails to opine on the material tax consequences and rather only addresses the manner in which the material tax consequences are described in the prospectus. Please re-file the tax opinion addressing whether there will be adverse tax consequences to investors. Please refer to Staff Legal Bulletin No. 19 (October 14, 2011) for further guidance.

Answer (Exhibit 8.1)

The tax opinion of J. Hamilton McMenamy has been re-filed to address whether there will be material tax consequences.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ Russ Hiebert

Russ Hiebert

President

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